January 11, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  Cistera Networks, Inc.
Registration Statement on Form SB-2
(File No. 333-127800)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities and Exchange Commission's General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests the Registration Statement referred to above be declared effective at 9:00 A.M., Washington, D.C. time, on January 15, 2008, or as soon thereafter as practicable.

The undersigned registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cistera Networks, Inc.

By: /s/ Derek Downs
Derek Downs,
President and Chief Executive Officer